UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building,
No. 109 Yard Tianjizhigu,
Jinghai 3rd Street, BDA, Beijing,
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2022, Pintec Technology Holdings Limited (the “Company”) announced Mr. Jun Dong, Chairman of the Board of Directors of the Company was detained and under custody of the relevant PRC government authority. The Company also announced that the Company was not associated with this matter, nor has the Company received any official notice from any government authority.

The Company has since learned that Mr. June Dong was initially detained in August 2022 and was subsequently released from detainment in November 2022, and Mr. Dong was not charged or indicted with any wrongdoing. In order to fulfill his responsibilities as the Chairman of the Board during his detainment, Mr. Dong had executed a power-of-attorney to Mr. Xiaofeng Cui, the corporate secretary of the Company to assign his voting power to Mr. Cui during his absence. The Company does not believe that Mr. Dong’s detainment and absence had caused or resulted in any material adverse impact on its business, results of operations or financial condition. After a short period of rest and recovery after his release, Mr. Dong has resumed his responsibilities as the Chairman of the Company since December 2022.

Mr. Dong has also confirmed to the Company that his detention is solely related to the business disputes of a separate private company that he participated in China, in which certain customers alleged such company’s business operations involving activities violating local laws and regulations.

As of the date of this report, the Company has not received any notice and inquiry from any PRC government authorities that the Company is subject to or is a part of any investigation or administrative proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang

Name:	Zexiong Huang

Title:	Chief Executive Officer